Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

Endeavour Silver Corp. (the "Company" or "Endeavour")

1130 - 609 Granville Street

Vancouver, British Columbia

Canada  V7Y 1G5

Item 2. Date of Material Change

July 6, 2022

Item 3. News Release

News Release dated July 6, 2022 was disseminated through GlobeNewswire.

Item 4. Summary of Material Change

On July 6, 2022, the Company completed its acquisition of the Pitarrilla Project ("Pitarrilla") from SSR Mining Inc. ("SSR Mining") and Silver Standard Ventures Inc. ("Silver Standard") for total consideration of approximately US$70 million.

Item 5.1  Full Description of Material Change

On July 6, 2022, Endeavour completed its acquisition of Pitarrilla from SSR Mining. Pitarrilla is located 160 kilometres north of Durango City, in northern Mexico and is comprised of 4,950 hectares across five concessions. Endeavour purchased Pitarrilla by acquiring all the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining and Silver Standard Ventures Inc. for total consideration of approximately US$70 million, comprising US$34,909,936.60 in Endeavour common shares and a further US$35,066,829.58 in cash, and a 1.25% net smelter returns royalty ("NSR Royalty") on Pitarrilla. As a result, 8,577,380 Endeavour common shares were issued based on a deemed price of US$4.0700 per share. The shares are subject to a hold period of four months and one day following the date of closing.

Following the closing of this transaction, SSR Mining owns 4.52% of the issued and outstanding common shares of Endeavour. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR Mining proposes to sell it. Management plans to invest US$1.8 million for drilling and exploration activities to verify the historical data and define a current resource in 2022.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Daniel Dickson, Chief Executive Officer

Telephone:  (604) 685-9775

Item 9. Date of Report

July 13, 2022

Cautionary Note Regarding Forward-Looking Statements

This material change report contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding proposed operations of the Company at Pitarrilla including a future drill program and future events and conditions that are not historical facts. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements are based on assumptions management believes to be reasonable including, but not limited to, the continuation of exploration and mining operations, no material adverse change in the market price of commodities, mining operations and production will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the availability of funds; the financial position of the Company; timing and content of work programs; results of exploration activities and development of mineral properties; currency fluctuations; the ultimate impact of the COVID 19 pandemic on operations and results; national and local governments' legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, Endeavour cannot be certain that actual results will be consistent with such forward-looking information.